

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 11, 2016

Via E-mail
Maryann T. Mannen
Executive Vice President and Chief Financial Officer
FMC Technologies, Inc.
5875 N. Sam Houston Parkway W.
Houston, Texas 77086

Re: FMC Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Fiscal Quarter ended March 31, 2016
Filed April 28, 2016
File No. 001-16489

Dear Ms. Mannen:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended March 31, 2016

Financial Statements

Note 2 – New Accounting Standards – Change in Accounting Principle, page 9

1. We note your disclosure stating that effective January 1, 2016, with the change of method in valuing inventory for certain domestic inventories in your surface integrated services business from the last-in, first-out method to the first-in, first-out method under GAAP, you recorded the cumulative effect, net of income taxes, of the change in accounting principle of approximately $12.3 million as an increase to retained earnings as of January 1, 2013. You also disclose that the statements of income for the years ended December

31, 2013, 2014, and 2015, including interim periods therein, were not retroactively adjusted as the adjustment for each of the periods was not material.

Given that you have not adjusted your financial statements for the prior three fiscal years to include the effects of the change that would have impacted those periods, please tell us the extent of any accounting applied in the recent interim period upon making the change and the reasons you have not disclosed the information required by FASB ASC 250-10-50-1.b.2. In addition, please submit the materiality analysis that you performed, including the quantitative and qualitative considerations that you made in reaching the conclusion that the effects were not material to your current operations or to the trend in your results of operations for the period in which the change was made.

Refer to the guidance in FASB ASC 250-10-S99-3 or SAB Topic 5.F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant at (202) 551-2137 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources